UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.      )*

ASCENT SOLAR TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

043635101
(CUSIP Number)

July 29, 2014

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 043635101	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: SHTARD Enterprises LTD I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 12,000,000 (2)
		6	SHARED VOTING POWER
		7	SOLE DISPOSITIVE POWER -0-
		8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9% (2)
12	TYPE OF REPORTING PERSON CO
______________

(1)  SHTARD Enterprise Ltd. is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2)  Pursuant to the Stock Purchase Agreement between Ascent Solar Technologies, Inc. (the “Company”) dated July 29, 2014 (the “Agreement”), the reporting person purchased 4,000,000 shares of common stock of the Company and was granted an immediately exercisable, until August 15, 2014, option to purchase an additional 8,000,000 shares of common stock of the Company.  The Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 31, 2014.

(3)  Based on 109,828,234 shares of common stock of the Issuer outstanding derived from (i) 97,828,234 shares of Common Stock outstanding as of July 1, 2014, as disclosed by the Issuer in Section 3.3 of the Agreement plus (ii) those shares issued pursuant to the Agreement, including the shares of Common Stock issuable pursuant to the option described in the Agreement as disclosed in the Issuer’s Form 8-K filed June 31, 2014.

Cusip No. 043635101	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

Ascent Solar Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

12300 Grant Street, Thornton, CO 80241

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by SHTARD Enterprises Ltd. (the “Reporting Person”) with respect to shares of common stock of the above-named issuer.

Item 2(b)	Address of Principal Business Office

The address of the principal business office of the Reporting Person is 25th Floor, Unit 1, Building 1, Compound 1, Wujiachang Road Haidian, Beijing, China 100036.

Item 2(c)	Citizenship

SHTARD Enterprise Ltd. is a corporation organized under the laws of the British Virgin Islands.

Item 2(d)	Title of Class of Securities

Common stock, $0.0001 par value

Item 2(e)	CUSIP Number

043635101

Cusip No. 043635101	13G	Page 4 of 5 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4	Ownership

(a)	SHTARD Enterprise Ltd. beneficially owns 12,000,000 shares of Common Stock.

(b)	The number of shares SHTARD Enterprise Ltd. beneficially owns constitutes approximately 10.9% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 12,000,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 12,000,000

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Cusip No. 043635101	13G	Page 5 of 5 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of August, 2014. SHTARD ENTERPRISE LTD.
By:	/s/ LI Jiuzhi
Name:	LI Jiuzhi
Title:	Director